EXHIBIT (e)(7)

March 23, 2007

STRICTLY CONFIDENTIAL

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

Dear Mr. Blickenstaff:

This letter will confirm our agreement in connection with the willingness of Beckman Coulter, Inc. (“Beckman”) to proceed with further discussions regarding a potential transaction between Biosite Incorporated (the “Company”) and Beckman (a “Possible Transaction”). This letter is executed in connection with, and in reliance upon, the completed consideration by the respective Boards of Directors of each of the Company and Beckman of such a Possible Transaction at meetings to be conducted between Friday, March 23, 2007 and Saturday, March 24, 2007.

1. No Solicitation; No Shop. The Company agrees that from the execution of this letter by the Company through 6:00 A.M. California time on Monday, March 26, 2007 (the “Specified Period”), the Company will not, and will cause its Representatives (as hereinafter defined) not to, make any outgoing calls or other outgoing communications during the Specified Period to any person that has not first contacted the Company or any of its Representatives during the Specified Period to directly or indirectly solicit any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined) (it being understood that, for the avoidance of doubt, nothing in this letter shall prohibit or otherwise limit: (a) the Company or any of its Representatives from responding in any manner other than as prohibited by the immediately following paragraph to any person that initiates contact with the Company or any of its Representatives during the Specified Period; or (b) the Company or any of its Representatives from continuing business diligence discussions with any person or entity in furtherance of such pre-existing discussions).

In addition, the Company further agrees that during the Specified Period (and otherwise as long as prohibited under the Confidentiality Agreement referred to below) it will not directly or indirectly take any action during the Specified Period to disclose to any third party (other than the Company’s Representatives) the existence of such bid or the terms or value thereof.

For purposes of this letter agreement, “Acquisition Proposal” shall mean any proposal or offer (other than one relating to a Possible Transaction) involving the Company or any of its subsidiaries for, or that could be reasonably expected to lead to: (a) any merger, consolidation, share exchange, sale of equity or other equity investment, recapitalization, business combination or other similar transaction involving the Company or any of its subsidiaries, (b) any sale, lease, exchange, license, mortgage, pledge, transfer or other disposition of a substantial part of the consolidated assets of the Company and its subsidiaries, or (c) any offer for all or any portion of

March 23, 2007

the outstanding shares of capital stock or ownership interests of the Company or any of its subsidiaries. For purposes of this letter agreement, the term “Representatives” shall include the members, directors, managers, officers, employees, agents, affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended), partners and advisors of the Company and those of its subsidiaries, affiliates and/or divisions (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors).

2. Disclosure. Each part to this letter agreement agrees that the existence and terms of this letter constitute “Confidential Information”, as such term is defined in the Confidentiality Agreement dated May 11, 2006 between the Company and Beckman, as amended, and any disclosure of such Confidential Information shall be subject to the restrictions, terms and conditions of the Confidentiality Agreement.

3. No Agreement. Each party to this letter agreement agrees that no contract or agreement providing for any Possible Transaction shall be deemed to exist between the parties hereto unless and until a final definitive agreement has been executed and delivered.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among you and us.

Beckman Coulter, Inc.,
a Delaware corporation

By:	/s/ Scott Garrett
Name: Scott Garrett
Title: President, Chief Executive

CONFIRMED AND AGREED
as of the date first written above:

Biosite Incorporated,
a Delaware corporation

By:	/s/ Kim D. Blickenstaff
Name: Kim D. Blickenstaff
Title: Chairman & CEO